UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lumos Networks Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

550283105
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
1065 Avenue of the Americas, 34th Floor
New York, New York 10018
(212) 418-1700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550283105	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,011,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,011,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,928
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 767,163
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 767,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 12 of 16

Item 1.    Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the Schedule 13D filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle NTELOS GP LLC and Quadrangle NTELOS Holdings II LP with the Securities and Exchange Commission on October 24, 2011 (the “Schedule 13D”) relating to the common stock, par value US$0.01 per share, of Lumos Networks Corp.  Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background.

Item 2(b) is hereby amended and restated as follows:

“(b)
The address of the principal business of each of the Reporting Persons and each of the Managing Members is 1065 Avenue of the Americas, 34th Floor, New York, New York 10018.”

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended by adding the following (before the final paragraph thereof):

“On August 26, 2013, in accordance with the Shareholders Agreement, the Issuer filed a shelf registration statement with the Securities and Exchange Commission.  Upon effectiveness of the shelf registration, the Quadrangle Parties and any of their distributees may sell in secondary offerings shares of Common Stock.  Following the effectiveness of the shelf registration statement and subject to the considerations described above, the Quadrangle Parties may periodically offer shares in amounts, at prices, and on terms to be announced when, and if, such shares are offered.”

CUSIP No. 550283105	SCHEDULE 13D	Page 13 of 16

Item 5.    Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

“(a) As of the date hereof, (i) Quadrangle Capital Partners LP holds 2,011,848 shares of Common Stock, or approximately 9.1% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 109,928 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 767,163 shares of Common Stock, or approximately 3.5% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 2,791,898 shares of Common Stock, or approximately 12.7% of the outstanding Common Stock.

Each of Quadrangle GP Investors LP, as the general partner of each of the QCP Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the 2,888,939 shares of Common Stock held by the QCP Funds, or approximately 13.1% of the outstanding Common Stock.

Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Fund, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 2,791,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 12.7% of the outstanding Common Stock.

In the aggregate, the Reporting Persons may be deemed to beneficially own 5,680,837 shares of Common Stock, or approximately 25.8% of the outstanding Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.

The percentage interest of the Reporting Persons in this Statement is based on the 22,002,800 shares of Common Stock reported to be outstanding as of July 29, 2013 in the Issuer’s Quarterly Report on Form 10-Q filed on August 1, 2013.”

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 550283105	SCHEDULE 13D	Page 14 of 16

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2013

QUADRANGLE CAPITAL PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS LP
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS LLC
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE SELECT PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

CUSIP No. 550283105	SCHEDULE 13D	Page 15 of 16

QUADRANGLE CAPITAL PARTNERS-A LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE NTELOS HOLDINGS II LP
By:	Quadrangle NTELOS GP LLC, as General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

CUSIP No. 550283105	SCHEDULE 13D	Page 16 of 16

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member